

April 15, 2014

Via E-mail
Mr. Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

    Re: **G-III Apparel Group, Ltd.**
                    Form 10-K for the Fiscal Year Ended January 31, 2014
                    Filed March 31, 2014
                    Response dated March 28, 2014
                    File No. 000-18183

Dear Mr. Nackman:

      We have reviewed your filing and response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2014
Notes to Consolidated Financial Statements, page F-8
Note D – Acquisitions and Intangibles, page F-13

1.   Please expand your disclosure to include the requirements of FASB ASC 805-10-50-2(h), or tell us why no additional disclosure is necessary.

2.   We note from your response to our prior comment 1 that you tested the goodwill related to the Vilebrequin reporting unit for impairment both at January 31, 2013 and January 31, 2014. Please tell us whether the fair value of the reporting unit was substantially in

excess of the reporting unit's carrying value. To the extent it was not, please provide us with the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions including specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and,

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Also, please confirm that for future periods in which the fair value of the reporting is not substantially in excess of the carrying value you will expand your Critical Accounting Policy disclosures within your Management's Discussion and Analysis to address the aforementioned bullet points.

Note K – Segments, page F-23

3.   We have reviewed the CODM reporting package provided with your response to our prior comment 2.

- Your current and February 24, 2014 responses appear to indicate that not all of this data is used by your CODM for allocating resources and assessing performance of the components. Please tell us the information that is utilized and for what purpose.

- Please tell us the level at which your CODM allocates resources and assesses performance. If the resources are allocated at the segment reporting level, please tell us how the resources are allocated to the product lines.

- Please tell us who within the organizational structure allocates resources and assesses performance at the next level below your CODM (i.e. how many managers are in the next tier, how they are grouped/organized, and what is the scope of their decision making).

Mr. Neal S. Nackman
G-III Apparel Group, Ltd.
April 15, 2014
Page 3

        You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining